SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 2)<F1>

                            MTR Gaming Group, Inc.
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                               (Name of Issuer)

                  Common Stock, $0.00001 par value per share
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                        (Title of Class of Securities)

                                 300 64J 10 8
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                                (CUSIP Number)

                          Richard C. Breeden, Trustee
                      The Bennett Funding Group, Inc. and
                    Bennett Management & Development Corp.
                              Two Clinton Square
                           Syracuse, New York  13202
                                (315) 422-9000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 19, 1999
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
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                        (Continued on following pages)

                              (Page 1 of 5 Pages)

[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


































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CUSIP No.   300 64J 10 8          13D     Page   2       of    5      Pages
          ----------------                    ----------     --------



  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard C. Breeden, as Trustee

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /

                                                                      (b) / /

  3     SECURITIES USE ONLY


  4     SOURCE OF FUNDS*
             WC

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   /x/

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY             485,700
   OWNED BY      8   SHARED VOTING POWER
     EACH
  REPORTING               780,000
 PERSON WITH
                 9   SOLE DISPOSITIVE POWER

                          1,265,700
                10   SHARED DISPOSITIVE POWER

                          0
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,265,700

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                           / /




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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.1%
  14    TYPE OF REPORTING PERSON*

             00
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!










































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                                                            Page 3 of 5 Pages

     The cover page and Item 5 of the Statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of The Bennett Funding Group, Inc. ("BFG") and Bennett Management & Development Corp. ("BMDC"), with respect to a reportable event occurring on October 22, 1996, as amended by Amendment No. 1 dated January 20, 1999, are amended and restated as set forth herein.


Item 5.   Interest in Securities of the Issuer.

     (a) According to MTR's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, there were 20,855,775 shares of Common Stock issued and outstanding as of November 9, 1998. The total number of shares beneficially owned by the Estate and by the Trustee, after the transactions described in Item 5(c) below, is 1,265,700 shares, representing approximately 6.1% of the total issued and outstanding shares of Common Stock.

     (b) Prior to the filing of the Petitions, BFG assigned the voting rights for an aggregate of 780,000 shares to the board of directors of MTR pursuant to an amendment to the Construction Loan Agreement described in Item 6 below. After the closing of the transaction described in Item 5(c) below, the Trustee has sole power to vote or direct the vote as to 485,700 shares and sole power to dispose or direct the disposition of 1,265,700 shares.

     (c) The Trustee disposed of a total of 264,300 shares of Common Stock as follows:























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                                                            Page 4 of 5 Pages

Number of Shares       Date Sold       Price Per Share           Manner
----------------      -----------      ---------------           -------
           9,000    November 17, 1998          $2.3958      open market sale
          10,000    November 18, 1998          $2.3750      open market sale
          10,600    November 20, 1998          $2.5059      open market sale
          12,500    November 25, 1998          $2.5060      open market sale
           6,000    November 27, 1998          $2.5885      open market sale
          10,000    November 30, 1998          $2.5625      open market sale
           5,000     December 1, 1998          $2.4375      open market sale
           9,000     December 1, 1998          $2.3958      open market sale
           1,700     December 2, 1998          $2.4375      open market sale
           9,000     December 3, 1998          $2.3750      open market sale
          10,000     December 9, 1998          $2.3400      open market sale
           2,000    December 10, 1998          $2.3438      open market sale
          16,000    December 11, 1988          $2.3750      open market sale
          12,500    December 16, 1998          $2.1250      open market sale
          13,000    December 17, 1998          $2.1538      open market sale
          37,000    December 18, 1998          $2.3378      open market sale
          20,000    December 21, 1998          $2.3547      open market sale
          15,000    December 22, 1998          $2.2940      open market sale
           8,500    December 23, 1998          $2.3879      open market sale
          22,500     January 15, 1999          $2.3125      open market sale
          15,000     January 19, 1999          $2.2658      open market sale
          10,000     January 20, 1999          $2.3156      open market sale

     (d)  Not applicable.

     (e)  Not applicable.




















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                                                            Page 5 of 5 Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  January 20, 1999




                                         /s/  Richard C. Breeden
                                  ------------------------------------------
                                  Name:  Richard C. Breeden, as Trustee